May 27, 2026

Kevin McGurn
Chief Executive Officer
Yorkville International Capital Corp.
1012 Springfield Avenue
Mountainside, NJ 07092

        Re: Yorkville International Capital Corp.
            Registration Statement on Form S-1
            Filed May 14, 2026
            File No. 333-295912
Dear Kevin McGurn:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Anthony Ain, Esq.